UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Pernix Therapeutics Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

71426V108
(CUSIP Number)

Lloyd Appel
Aisling Capital
888 Seventh Avenue, 30th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71426V108	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,218,008
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,218,008
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,218,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)
Based on 38,604,389 shares of the Issuer’s common stock, consisting of (i) 38,386,381 shares of the Issuer’s common stock issued and outstanding as of February 25, 2015, as reported in the Issuer’s Current Report on Form 10-K filed with the SEC on March 2, 2015 and (ii) 218,008 shares of the Issuer’s common stock issuable upon the conversion of $2,500,000 aggregate principal amount of the Issuer’s 4.25% Convertible Senior Notes due 2021 beneficially owned by the Reporting Persons.

CUSIP No. 71426V108	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,218,008
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,218,008
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,218,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 71426V108	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,218,008
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,218,008
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,218,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 71426V108	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,218,008
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,218,008
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,218,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 71426V108	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,218,008
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,218,008
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,218,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 71426V108	SCHEDULE 13D	Page 7 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,218,008
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,218,008
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,218,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 71426V108	Page 8 of 11

Item 1.     Security and Issuer.

This Amendment No. 1 to the Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Pernix Therapuetics Holdings, Inc., a Delaware corporation (the “Issuer”). This Amendment supplementally amends the initial statement on Schedule 13D, dated as of August 8, 2011 (the “Schedule 13D”). The address of the principal executive office of the Issuer is 10 North Park Place, Suite 201, Morristown, NJ 07960. The Schedule 13D is supplementally amended as follows.

Item 2.    Identity and Background.

No material change.

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 2,000,000 shares of Common Stock, which were acquired on July 27, 2011 with an aggregate purchase price of $14,000,000 and 218,008 shares of Common Stock issuable upon conversion of $2.5 million aggregate principal amount of the Issuer’s 4.25% Convertible Senior Notes due 2021, which were acquired on April 22, 2015 with an aggregate purchase price of $2.5 million.  The source of the purchase price for Issuer’s securities was capital contributions from the partners of Aisling.  No borrowed funds were used to purchase the Issuer’s securities.

Item 4.     Purpose of Transaction.

No material change.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows.

(a)           The aggregate percentage of shares of Common Stock reported as beneficially owned by each Reporting Person is based on 38,604,389 shares of the Issuer’s common stock, consisting of (i) 38,386,381 shares of the Issuer’s common stock issued and outstanding as of February 25, 2015, as reported in the Issuer’s Current Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2015 and (ii) 218,008 shares of the Issuer’s common stock issuable upon the conversion of $2,500,000 aggregate principal amount of the Issuer’s 4.25% Convertible Senior Notes due 2021 beneficially owned by the Reporting Persons.  Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 2,218,008 shares of Common Stock, constituting approximately 5.8% of the outstanding shares of Common Stock.

(b)           (i)  Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 2,218,008 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(ii)  By virtue of the relationships among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 2,218,008 shares of Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 71426V108	Page 9 of 11

(c)           Except as set for the below, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 of this Schedule 13D, has effected any transaction in shares of Common Stock during the preceding 60 days.

On April 22, 2015, the Reporting Persons acquired beneficial ownership of $2.5 million aggregate principal amount of the Issuer’s 4.25% Convertible Senior Notes due 2021, which, pursuant to the terms of such notes, may be converted at the option of the holder into 87.2030 shares of Common Stock per $1,000 principal amount of notes, or 218,008 shares of Common Stock in aggregate, subject to customary anti-dilution adjustments.  Upon conversion, the notes may be settled in cash or shares of Common Stock (or a combination of cash and Common Stock) at the election of the Issuer.  Unless and until the Issuer obtains stockholder approval to issue more than 6,088,521 shares of Common Stock, (i) the number of shares of Common Stock deliverable upon conversion of the 4.25% Convertible Senior Notes due 2021 will be subject to a conversion cap and the Issuer will pay cash in lieu of any shares that would otherwise be deliverable upon conversion in excess of the conversion cap.

(d)           The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling.

(e)           Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof.

Item 5(c) is hereby incorporated herein by reference.

In connection with the acquisition of $2.5 million aggregate principal amount of 4.75% Convertible Senior Notes due 2021 (i) on April 21, 2015, Mr. Elms and Aisling Capital LLC entered into separate side letter agreements (the “Side Letters”) with Jefferies LLC, pursuant to which Mr. Elms and Aisling Capital LLC agreed that Mr. Elms will not exercise any discretionary voting, investment control or influence over the investment or trading decisions of Aisling Capital LLC with respect to securities of the Issuer for a period commencing on the date thereof and continuing through the close of trading on July 15, 2015 and (ii) on April 21, 2015, Mr. Elms entered into a lock-up agreement (the “Elms Lock-Up Agreement”) with Jefferies LLC, pursuant to which Mr. Elms agreed that he will not, and will cause any spouse or immediate family member of the spouse or the undersigned living in the undersigned’s household not to, subject to specified customary exceptions, directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any Common Stock, options or warrants to acquire Common Stock, or securities exchangeable or exercisable for or convertible into Common Stock currently or hereafter owned of record by the undersigned (or such spouse or family member), or publicly announce an intention to do any of the foregoing, for a period commencing on the date thereof and continuing through July 15, 2015.

The foregoing descriptions of the Side Letters and the Elms Lock-Up Agreement are qualified in their entirety by reference to the full text of such agreements, included herein as Exhibits 2, 3 and 4 and incorporated herein by reference.

CUSIP No. 71426V108	Page 10 of 11

Item 7.     Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of August 8, 2011, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).
Exhibit 2:	Side Letter Agreement dated as of April 21, 2015, by and between Steve Elms and Jefferies LLC.
Exhibit 3:	Side Letter Agreement dated as of April 21, 2015, by and between Aisling Capital LLC and Jefferies LLC.
Exhibit 4:	Lock-Up Agreement dated as of April 21, 2015, by and between Steve Elms and Jefferies LLC.

CUSIP No. 71426V108	Page 11 of 11

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     April 24, 2015
AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP
General Partner

By:	Aisling Capital Partners III LLC
General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC
General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

/s/ Steve Elms
Steve Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 2

Jefferies LLC
520 Madison Avenue, 2nd Floor
New York, New York 10022

April 21, 2015

Re:	Discretionary Authority Relating to Aisling Capital III, LP’s Holdings of Securities of Pernix Therapeutics Holdings, Inc.
Ladies and Gentlemen:
This letter will confirm our agreement that Steve Elms, as a managing partner of the general partner of the partnership that holds securities (the “Securities”) of Pernix Therapeutics Holdings, Inc. ( “Pernix”), will not exercise any discretionary voting, investment control or influence over the investment or trading decisions of Aisling Capital III, LP as it relates to the Securities for a period commencing on the date hereof and continuing through the close of trading on the date 90 days after the date of that certain Note Purchase Agreement, dated April 16, 2015, relating to Pernix’s private placement of Convertible Senior Notes Due 2021.

[Remainder of Page Intentionally Blank]

Very truly yours,

By:	/s/ Steve Elms
Name:	Steve Elms
Title:

AGREED AND ACCEPTED:
JEFFERIES LLC

By:	/s/ Curtis Colyer
Name:	Curtis Colyer
Title:

[Signature Page to Side Letter]

EXHIBIT 3

[AISLING CAPITAL LETTERHEAD]

Jefferies LLC
520 Madison Avenue, 2nd Floor
New York, New York 10022

April 21, 2015

Re:	Discretionary Authority Relating to Holdings of Pernix Therapeutics Holdings, Inc.
Ladies and Gentlemen:
This letter will confirm our agreement that Steve Elms, as a managing partner of the general partner of the partnership that holds securities (the “Securities”) of Pernix Therapeutics Holdings, Inc. ( “Pernix”), will not exercise any discretionary voting, investment control or influence over the investment or trading decisions of Aisling Capital III, LP as it relates to the Securities for a period commencing on the date hereof and continuing through the close of trading on the date 90 days after the date of that certain Note Purchase Agreement, dated April 16, 2015, relating to Pernix’s private placement of Convertible Senior Notes Due 2021.

[Remainder of Page Intentionally Blank]

Very truly yours,
AISLING CAPITAL, LLC

By:	/s/ Lloyd Appel
Name:	Lloyd Appel
Title:	CFO

AGREED AND ACCEPTED:
JEFFERIES LLC

By:	/s/ Curtis Colyer
Name:	Curtis Colyer
Title:

[Signature Page to Side Letter]

EXHIBIT 4

April 21, 2015
Jefferies LLC
520 Madison Avenue
New York, New York 10022
RE: Pernix Therapeutics Holdings, Inc. (the “Company”)
Ladies & Gentlemen:
The undersigned is an owner of record of certain shares of common stock, par value $0.01 per share, of the Company (“Shares”) or securities convertible into or exchangeable or exercisable for Shares. The Company proposes to carry out a private offering of $130,000,000 aggregate principal amount of Convertible Senior Notes due 2021 (the “Offering”) for which Jefferies LLC will act as lead placement agent (the “Lead Placement Agent”).  The undersigned recognizes that the Offering will be of benefit to the undersigned and will benefit the Company by, among other things, raising additional capital for its operations. The undersigned acknowledges that you are relying on the representations and agreements of the undersigned contained in this letter agreement in carrying out the Offering.
In consideration of the foregoing, the undersigned hereby agrees that the undersigned will not, and will cause any spouse or immediate family member of the spouse or the undersigned living in the undersigned’s household not to, without the prior written consent of the Lead Placement Agent  (which consent may be withheld in its sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise dispose of any Shares, options or warrants to acquire Shares, or securities exchangeable or exercisable for or convertible into Shares currently or hereafter owned of record by the undersigned (or such spouse or family member), or publicly announce an intention to do any of the foregoing, for a period commencing on the date hereof and continuing through the close of trading on the date 90 days after the date of the purchase agreements relating to the Offering to which the Company is a party (the “Lock-up Period”); provided, that the foregoing restrictions shall not apply to the transfer of any or all of the Shares owned by the undersigned, either during the undersigned’s lifetime or on death, by gift, will or intestate succession to the immediate family of the undersigned or to a trust the beneficiaries of which are exclusively the undersigned and/or a member or members of the undersigned’s immediate family; provided, however, that in any such case, it shall be a condition to such transfer that the transferee executes and delivers to the Lead Placement Agent an agreement stating that the transferee is receiving and holding the Shares subject to the provisions of this letter agreement, and there shall be no further transfer of such Shares, except in accordance with this letter agreement. For the purposes of this paragraph, “immediate family” shall mean the spouse, domestic partner, lineal descendant (including adopted children), father, mother, brother or sister of the transferor. The restrictions set forth in this letter agreement shall not apply to the establishment of a trading plan that complies with Rule 10b5-1 under the Exchange Act; provided, however, that no sales shall be made pursuant to such trading plan during the Lock-up Period and there shall be no public disclosure or announcement made of such trading plan nor any filing made under the Exchange Act with respect thereto during the Lock-up Period.

The foregoing paragraph shall not apply to:
1.            the receipt, exercise (including cashless or net exercise), vesting, settlement or forfeiture of, or removal or lapse of restrictions on, any option, Common Stock issued upon exercise of a stock option, restricted stock unit or other awards pursuant to the Company’s equity plans described or incorporated by reference in the private placement memorandum relating to the Offering, so long as such transaction or event does not involve the sale or transfer of any shares of Common Stock (other than from the undersigned to the Company); or

2.            forfeitures of Common Stock to the Company to satisfy tax withholding requirements.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Shares or securities convertible into or exchangeable or exercisable for Shares held by the undersigned except in compliance with the foregoing restrictions.
This agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned. However, it is understood that, if (i) the Company notifies the Lead Placement Agent in writing that it does not intend to proceed with the Offering, or (ii) if the purchase agreements relating to the Offering (other than the provisions thereof which survive termination) shall terminate or be terminated for any reason prior to payment for and delivery of the Notes to be sold thereunder, this letter agreement shall immediately be terminated and the undersigned shall automatically be released from all of the obligations under this letter agreement.

Printed Name of Holder
By:	/s/ Steve Elms
Signature

Steve Elms
Printed Name of Person Signing
(and indicate capacity of person signing if signing
as custodian, trustee, or on behalf of an entity)